UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2024

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 August 2024 entitled ‘EARLY RESULTS OF CAPPED TENDER OFFER ANNOUNCED’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF (A) ARTICLE 7(1) OF UK MAR IN SO FAR AS IT RELATES TO NOTES ISSUED BY VODAFONE (EACH AS DEFINED BELOW) AND (B) ARTICLE 7(1) OF MAR IN SO FAR AS IT RELATES TO NOTES ISSUED BY VIFD (EACH AS DEFINED HEREIN)

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES EARLY RESULTS OF ITS CAPPED TENDER OFFERS FOR CERTAIN U.S. DOLLAR AND EURO DENOMINATED NOTES DUE 2028 TO 2031

(Newbury, Berkshire – England) – August 12, 2024 – Vodafone Group Plc (“Vodafone” or the “Company”) announces the early results of its previously announced offers to purchase for cash the outstanding notes of the series described in the table below (the “Notes”) upon the terms of, and subject to the conditions in, the offer to purchase dated July 29, 2024 (the “Offer to Purchase”). Each offer to purchase each series of Notes is referred to herein as an “Offer” and the offers to purchase the Notes as the “Offers.” Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase, including the Financing Condition.

On August 1, 2024, VIFD, an indirect wholly owned subsidiary of the Company, closed the offering of €600,000,000 3.375% Notes due 2033 (the “New Notes”). The proceeds from the issuance of the New Notes, together with existing cash balances, are expected to fund the Offers. As a result, the Financing Condition has been satisfied with respect to the Offers.

The following table sets forth the aggregate principal amount of Notes validly tendered and not validly withdrawn in the Offers at or prior to 5:00 p.m., New York City time, on August 9, 2024 (the “Early Tender Time”), as reported by the Information and Tender Agent:

Title of Security	CUSIP/ISIN /Common Code	Principal Amount Outstanding	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted	Acceptance Priority Level	Proration Factor
Pool 1 Notes — Offers subject to the Pool 1 Maximum Tender Amount of €660,000,000(1)
4.375% Notes due May 2028 (the “2028 Notes”)	92857WBK5 / US92857WBK53 / N/A	$900,504,000	$324,735,000	$324,735,000	1	N/A
3.25% Notes due March 2029 with a First Par Call Date of December 2, 2028 (the “March 2029 Notes”)(2)	N/A /XS2560495462 /1256049546	€650,000,000	€271,026,000	€271,026,000	2	N/A
Pool 2 Notes — Offers subject to the Pool 2 Maximum Tender Amount of €400,000,000(1)
1.875% Notes due November 2029 (the “November 2029 Notes”)	N/A /XS1721422068 /172142206	€750,000,000	€157,603,000	€157,603,000	1	N/A
7.875% Notes due February 2030 (the “2030 Notes”)(3)	92857TAH0 /US92857TAH05 /N/A	$744,400,000(3)	$291,770,000	$263,354,000	2	90.2999%
Pool 3 Notes — Offers subject to the Pool 3 Maximum Tender Amount of €290,000,000(1)
1.60% Notes due July 2031 (the “2031 Notes”)	N/A /XS1463101680 /146310168	€1,150,000,000	€335,502,000	€289,999,000	N/A	87.61538%

Notes:
(1) To determine whether the applicable Pool Maximum Tender Amount has been reached, the applicable aggregate principal amount of the Dollar Notes (as defined herein) validly tendered has been converted into Euro using a conversion rate of $1:€0.9204, which was the exchange rate as of 10:00 a.m. (New York City time) on July 26, 2024 as displayed on the BFIX screen on Bloomberg. Pool Maximum Tender Amounts represent the maximum aggregate principal amount that may be purchased among the relevant series of Notes within the relevant Pool.

(2) Issued by Vodafone International Financing DAC (“VIFD”), an indirectly wholly owned subsidiary of the Company. The terms and conditions of the March 2029 Notes provide for an optional call at par (together with any Accrued Interest (as defined herein) up to (but excluding) the redemption date) at the VIFD’s option on any date from (and including) December 2, 2028 (“First Par Call Date”) to (but excluding) March 2, 2029.

(3) Only the 2030 Notes issued pursuant to the CUSIP/ISIN shown are subject to the relevant Offer. The principal amount outstanding shows only amounts held under the relevant CUSIP/ISIN.

In respect of accepted Notes that were delivered at or prior to the Early Tender Time, the Company expects the Early Settlement Date to occur on the third business day after the Early Tender Time, August 14, 2024.

Holders that validly tendered and did not validly withdraw their Notes at or prior to the Early Tender Time and whose Notes are accepted for purchase will receive the Total Consideration, together with an amount equal to the Accrued Interest thereon. The Total Consideration for each series of Notes accepted for purchase will be determined at or around 10:00 a.m., New York City time, on August 12, 2024 in accordance with standard market practices and as described in the Offer to Purchase. When calculated in this manner, the Total Consideration already includes the Early Tender Premium.

The amount of a series of Notes that will be purchased in the Offers will be based on the Acceptance Priority Levels set forth in the table above. As a result, all Pool 1 Notes and Pool 2 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time having a higher Acceptance Priority Level (with 1 being higher) will be accepted before any tendered Notes within such Pool having a lower Acceptance Priority Level (with 2 being lower).

Because the aggregate principal amount of Pool 2 Notes and Pool 3 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time have an aggregate principal amount that exceeds the relevant Pool Maximum Tender Amount, the Company has accepted Pool 2 Notes and Pool 3 Notes for purchase in accordance with the applicable Pool Maximum Tender Amount and, where applicable, the Acceptance Priority Levels and, in respect of the 2030 Notes and 2031 Notes, the Company has accepted such Notes for purchase on a prorated basis as described in the Offer to Purchase and using the proration factors specified in the table above. All Pool 1 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time shall be accepted, without proration.

Because the applicable Pool Maximum Tender Amount has been reached with respect to the Pool 2 Notes and Pool 3 Notes based upon the aggregate principal amount of Pool 2 Notes and Pool 3 Notes tendered as of the Early Tender Time, Pool 2 Notes and Pool 3 Notes tendered after the Early Tender Time will not be accepted.

Holders who have not yet tendered their Pool 1 Notes have until 5:00 p.m., New York City time, on August 26, 2024, unless extended or earlier terminated by the Company in its sole and absolute discretion (such date and time, including as extended or earlier terminated, the “Expiration Date”) to tender their Pool 1 Notes. Holders of Pool 1 Notes who validly tender their Pool 1 Notes after the Early Tender Time and at or prior to the Expiration Date in the manner described in the Offer to Purchase will not be eligible to receive the Early Tender Premium and will therefore only be eligible to receive the applicable Total Consideration minus the applicable Early Tender Premium (the “Late Tender Offer Consideration”), together with an amount equal to the Accrued Interest thereon.

In addition to the Total Consideration and Late Tender Offer Consideration, as applicable, Holders whose Notes are accepted for purchase will be paid the Accrued Interest thereon. Interest will cease to accrue on the applicable Settlement Date for all Notes accepted in the Offers.

The purchase price for the Dollar Notes and the Euro Notes will be paid in U.S. Dollars and Euro, respectively. To determine whether the relevant Pool Maximum Tender Amount has been reached, the aggregate principal amount of the Dollar Notes validly tendered has been converted into Euro using a conversion rate of $1:€0.9204, which was the exchange rate as of 10:00 a.m. (New York City time) on July 26, 2024 as displayed on the BFIX screen on Bloomberg.

Vodafone will issue a press release specifying the applicable Total Consideration and Late Tender Offer Consideration for each series of Notes as soon as reasonably practicable after the Price Determination Date.

For additional information, please contact the Dealer Managers, Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44 207 996 5420 (in London) or by email to DG.LM-EMEA@bofa.com and to NatWest Markets Plc at +1 (800) 231-5830 (toll free) or + 44 20 7678 5222 (in London) or by email to liabilitymanagement@natwestmarkets.com or the Information and Tender Agent, Kroll Issuer Services Limited at +44 20 7704 0880 or by email to vodafone@is.kroll.com, Attention: Owen Morris.

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in this announcement constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the “Securities Act”). The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

This announcement is being made by each of Vodafone Group Plc and Vodafone International Financing DAC and contains information that qualified or may have qualified as inside information for the purposes of (a) Article 7(1) of the Market Abuse Regulation (EU) 596/2014 (“MAR”) as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MAR”) in so far as it relates to Notes issued by Vodafone and (b) Article 7 of MAR in so far as it relates to Notes issued by VIFD, encompassing information relating to the Offers described above. For the purposes of (a) in respect of Vodafone, UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, and (b) in respect of VIFD, MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in the Republic of Italy (“Italy”) as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made by and such documents and/or materials have not been approved by an “authorised person” for the purposes of section 21 of the Financial Services and Markets Act 2000 (“FSMA 2000”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as “relevant persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offers are not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the “Prospectus Regulation”). None of this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). In Belgium, the Offers do not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/“wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to “qualified investors” (“investisseurs qualifiés”/“qekwalificeerde belegge”), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled “Description of the Offers—Procedures for Tendering Notes—Other Matters” in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognised by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 12, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary